Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

MIDDLE KINGDOM ALLIANCE CORP.

PURSUANT TO SECTION 242 OF THE

DELAWARE GENERAL CORPORATION LAW

MIDDLE KINGDOM ALLIANCE CORP., a corporation existing under the laws of the State of Delaware (the “Corporation”) hereby certifies as follows:

1. The name of the Corporation is “Middle Kingdom Alliance Corp.”

2. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on January 17, 2006.

3. The Corporation’s Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of the State of Delaware on February 14, 2006.

4. The Corporation’s Second Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of the State of Delaware on December 11, 2006.

5. This Amendment was duly approved by the Board of Directors and stockholders of the Corporation in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware (“DGCL”).

6. Article III and sub-paragraph C. of Article IV of the Second Amended and Restated Certificate of Incorporation are hereby amended to read in their entirety as follows:

ARTICLE III

PURPOSE

Subject to the conditions set forth in this Article III, the purposes for which the Corporation is formed are to engage in any lawful act or activity for which a corporation may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “DGCL”). In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges which are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation; provided, however, that in the event a Business Combination (as defined below) is not consummated prior to the Termination Date (as defined below), then the purposes of the Corporation shall automatically, with no action required by the board of directors or the stockholders, on the Termination Date be limited to effecting and implementing the dissolution and liquidation of the Corporation and the taking of any other actions expressly required to be taken herein on or after the Termination Date, and the Corporation’s powers shall thereupon be limited to those set forth in Section 278 of the DGCL and as otherwise may be necessary to implement the limited purposes of the Corporation as provided herein.

ARTICLE IV

CAPITAL STOCK

C. The following provisions (1) through (5) shall apply during the period commencing upon the filing of this Certificate of

Incorporation and shall terminate upon the first to occur of (i) the consummation of any “Business Combination” or (ii) the “Termination Date” (as such terms are hereinafter defined). A “Business Combination” shall mean the acquisition by the Corporation, whether by merger, capital stock exchange, asset or stock acquisition or other similar type of transaction, of an operating business (“Target Business”).

1. Prior to the consummation of any Business Combination with a Target Business, the Corporation shall submit such Business Combination to the holders of its Class B Common Stock for approval regardless of whether the Business Combination is of a type which normally would require such stockholder approval under the DGCL. In the event that a majority of the outstanding shares of Class B Common Stock cast at the meeting to approve the Business Combination are voted for the approval of such Business Combination, the Corporation shall be authorized to consummate the Business Combination; provided that the Corporation shall not consummate any Business Combination if the aggregate number of holders who exercise their conversion rights described in paragraphs 2 and 5 below is 20% or more of the shares of Class B Common Stock outstanding as of the date of the special meeting to consider the amendment pursuant to which paragraph 5 was included in this Certificate of Incorporation.

2. If a Business Combination is approved in accordance with sub-paragraph (1), above, and is consummated by the Corporation, then, in such event:

(i) any holder of shares of Class B Common Stock issued in the Corporation’s initial public offering of securities (“IPO”) who voted against the Business Combination may, contemporaneous with such vote, demand that the Corporation convert his shares of Class B Common Stock into cash. If so demanded, the Corporation shall, promptly after consummation of the Business Combination, convert such shares into cash at a per share conversion price equal to the quotient determined by dividing (i) the amount in the “Trust Fund” (as hereinafter defined), inclusive of any interest thereon (less any interest disbursed to the Company), calculated as of two business days prior to the date of the consummation of the Business Combination, by (ii) the total number of shares of Class B Common Stock then outstanding. “Trust Fund” shall mean the trust account established by the Corporation at the consummation of its IPO and into which a certain amount of the net proceeds of the IPO are deposited; and

(ii) thereafter, all of the remaining outstanding shares of Class B Common Stock for which conversion has not been demanded shall be deemed to automatically convert, effective as of the consummation of the Business Combination, into the same number of shares of Common Stock.

3. If, however, the Corporation does not consummate a Business Combination with a Target Business by August 31, 2009 (such date being referred to as the “Termination Date,” and the period from the effectiveness of the Registration Statement filed in connection with the IPO up to and including the first to occur of (x) the consummation of a Business Combination or (y) the Termination Date being defined as the “Target Business Acquisition Period”), then, in such event, the directors and officers of the Corporation shall take all such action necessary to dissolve the Corporation and liquidate the Trust Fund (a) as soon as reasonably practicable, (b) after approval of the Corporation’s stockholders, (c) subject to the requirements of the DGCL, including the adoption of a resolution by the Board, prior to such Termination Date, pursuant to Section 275(a) of the DGCL, finding the dissolution of the Corporation advisable, (d) after having paid or having made reasonable provisions to pay all obligations and claims or such other corporate expenses relating to or arising during the Corporation’s remaining existence in accordance with DGCL Section 281(b), and (e) providing such notices as are required by Section 275(a) of the DGCL as promptly thereafter as possible. In the event that the stockholders vote in favor of such dissolution and the Corporation is so dissolved, the Corporation shall promptly adopt and implement a plan of distribution which provides that (a) all outstanding shares of Class B Common Stock shall be automatically cancelled and shall revert to the status of authorized but unissued shares of Class B Common Stock; (b) the Corporation shall thereupon distribute, and shall cause its officers to effect the distribution of, the principal amount of the Trust Fund ($8.24 per Class B Unit), inclusive of a pro-rata share of the interest earned on the Trust Fund in excess of the lesser of $1,200,000 or 50% of such interest (prior to payment of any taxes due), to the holders of Class B Common Stock; (c) the Corporation shall distribute its remaining net assets, if any, including any amounts remaining in the Trust Fund after payment of the $8.24 per Class B share plus a pro-rata share of the interest earned on the trust fund in excess of the lesser of $1,200,000 or 50% of such interest (prior to the payment of any taxes due), to the holders of its common stock; and (d) the Corporation shall pay no distributions out of the Trust Fund to any other shares of capital stock of the Corporation. From and after the Termination Date and until surrendered to the trustee of the Trust Fund, any certificate evidencing shares of Class B Common Stock shall represent solely the right of the holder to receive his ratable proportion of any distribution from the Trust Fund.

4. A recordholder of Class B Common Stock shall be entitled to receive distributions from the Trust Fund only upon distribution of the Trust Fund in accordance with sub-paragraph 3, above, or in the event he or she demands conversion of his or her shares in accordance with sub-paragraph 2, above or sub-paragraph 5, below. In no other circumstances shall a holder of Class B Common Stock have any right or interest of any kind in or to the Trust Fund.

5. Any stockholder of the Corporation holding Class B Common Stock who votes against the amendment pursuant to which this paragraph 5 was included in this Certificate of Incorporation may demand that the Corporation convert his or her shares of Class B Common Stock into cash. If so demanded, the Corporation shall convert such shares at a per share conversion price equal to $8.24 per share of Class B Common Stock, plus a pro-rata share of the net interest earned in the trust account after deducting the lesser of $1,200,000 or 50% of the gross interest and after the payment of any federal and state taxes due by the Corporation.

6. The Board of Directors shall be divided into three classes: Class I, Class II and Class III. The number of directors in each class shall be as nearly equal as possible. At the first election of directors by the incorporator, the incorporator shall elect the Class I directors for a term expiring at the Corporation’s third Annual Meeting of Stockholders. The Class I directors shall then elect the Class II and Class III directors. The directors in Class II shall be elected for a term expiring at the second Annual Meeting of Stockholders and the directors in Class III shall be elected for a term expiring at the first Annual Meeting of Stockholders. Commencing at the first Annual Meeting of Stockholders, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire thereat shall be elected for a term of office to expire at the third succeeding Annual Meeting of Stockholders after their election. Except as the DGCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors, on the removal of one or more directors and/or the filling of any vacancy in that connection, for newly created directorships or for any other vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation’s Bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by David A. Rapaport, Secretary and General Counsel, as of this 10th day of December, 2008.

By:	/s/ David A. Rapaport
David A. Rapaport
Secretary and General Counsel

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